

04003017

SECURI﹍﹍﹍﹍﹍﹍﹍﹍﹍﹍MISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response.......12.00 | |

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 37169 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                  MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highlander Capital Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

119 Littleton Road
_____
(No. and Street)

Parsippany                New Jersey            07054
_____
(City)                       (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P. Teevan Jr.                                          973-402-2700
_____
                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friend    Gary    Benjamin
_____
(Name – if individual, state last, first, middle name)

____31 Middleton Road____    ____Savannah____    ____Georgia____    ____31411____
(Address)                       (City)              (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _____John P. Teevan Jr_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Highlander Capital Group, Inc._____, as
of _____December 31_____, 20 03_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

**ANNE PHILLIPS**
**NOTARY PUBLIC OF NEW JERSEY**
**MY COMMISSION EXPIRES NOV. 9, 2007**

_____
Signature

_____Secretary/ Treasurer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFIED PUBLIC ACCOUNTANT
31 Middleton Road
Savannah, GA 31411

912-598-9335
Fax 912-598-9336

New Jersey Office

800-238-8893
Fax 800-238-8886

411 Evergreen Blvd.
Scotch Plains, NJ 07076

Report of Independent Public Accountant

To the Board of Directors and Stockholders of
Highlander Capital Group, Inc.

I have audited the accompanying statement of financial condition of Highlander Capital Group, Inc. (a New Jersey corporation and 50% subsidiary of ABSCO Ltd. Corp.) as of December 31, 2003 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements and schedules based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highlander Capital Group, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gary Friend

February 19, 2004

# HIGHLANDER CAPITAL GROUP, INC.

Financial Statements

and

Auditor's Report

December 31, 2003

## HIGHLANDER CAPITAL GROUP, INC.
Statement of Financial Condition
December 31, 2003

### ASSETS

| | | |
|---|---:|---:|
| Cash | | $ 103,981 |
| Receivable From Clearing Broker (Note 4) | | 156,527 |
| Securities Owned, at Market Value (Note 1): | | |
|     Equities | $ 7,186 | |
|     State and Municipal Obligations | 35,102 | |
| | | 42,288 |
| Deposits with Clearing Broker (Note 4) | | 100,000 |
| Furniture and Equipment, at Cost, Less Accumulated | | |
|   Depreciation of $ 299,072 (Note 1) | | 42,501 |
| Other Assets | | 30,716 |
|     Total Assets | | $ 476,013 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---:|---:|
| Liabilities: | | |
|     Securities Sold but not yet Purchased at Market | $ 4,757 | |
|     Accounts Payable and Accrued Expenses | 112,265 | |
|     Vehicle Loan Payable (Note 3) | 10,969 | |
|     Total Liabilities | | $ 127,991 |
| Stockholders' Equity: | | |
|     Common Stock, Class A voting, no par value, | | |
|     1,000 shares authorized and issued, 160 shares | | |
|     outstanding | 1,600 | |
|     Common Stock, Class B nonvoting, no par value, | | |
|     900 shares authorized, none issued or | | |
|     outstanding | - | |
|     Additional Paid-in Capital | 939,399 | |
|     Accumulated Deficit | (592,977) | |
|     Total Stockholders' Equity | | 348,022 |
|     Total Liabilities and Stockholders' Equity | | $ 476,013 |

The accompanying notes are an integral part of these financial statements.

**GARY B. FRIEND**

# HIGHLANDER CAPITAL GROUP, INC.
## Statement of Operations
### For the Year Ended December 31, 2003

Revenues:

| | | |
|---|---|---|
| Trading income | $ 641,281 | |
| Commissions | 839,099 | |
| Interest and dividends | 6,136 | |
| Other | 31,286 | |
| Total Revenues | | $ 1,517,802 |

Expenses:

| | | |
|---|---|---|
| Clearing and floor brokerage | 182,454 | |
| Commissions | 616,371 | |
| Employee compensation and benefits | 348,828 | |
| Communications | 107,253 | |
| Occupancy costs | 80,400 | |
| Regulatory fees | 16,204 | |
| Depreciation | 12,413 | |
| Other | 103,722 | |
| Interest | 1,142 | |
| Total Expenses | | 1,468,787 |

| | |
|---|---|
| Income Before Provision for State Income Taxes | 49,015 |
| Provision for State Income Taxes | 4,300 |
| Net Income | $ 44,715 |

The accompanying notes are an integral part of these financial statements.

**GARY B. FRIEND**

# HIGHLANDER CAPITAL GROUP, INC.
## Statement of Changes in Stockholders' Equity
### For the Year Ended December 31, 2003

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, Beginning of Year | $ 1,600 | $ 939,399 | $ (637,692) | $ 303,307 |
| Net Income | - | - | 44,715 | 44,715 |
| Balance, End of Year | $ 1,600 | $ 939,399 | $ (592,977) | $ 348,022 |

The accompanying notes are an integral part of these financial statements.

**GARY B. FRIEND**

## HIGHLANDER CAPITAL GROUP, INC.
### Statement of Cash Flows
### For the Year Ended December 31, 2003

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | $ 44,715 | |
| Adjustments to reconcile net income to net cash | | |
| Provided by (used in) operating activities: | | |
| Depreciation | 12,413 | |
| (Increase) decrease in operating assets: | | |
| Securities owned | 19,259 | |
| Other assets | 293 | |
| Increase (decrease) in operating liabilities: | | |
| Securities sold by not yet purchased | 4,757 | |
| Payable to clearing brokers | (74,553) | |
| Accounts payable and accrued expenses | 44,961 | |
| | | |
| Net Cash Provided by Operating Activities | | $ 51,845 |
| | | |
| Cash Flows from Investing Activities: | | |
| Purchase of furniture and equipment | (1,000) | |
| | | |
| Net Cash Used by Investing Activities | | (1,000) |
| | | |
| Cash Flows from Financing Activities: | | |
| Reduction of long term debt | (3,512) | |
| | | |
| Net Cash Used by Financing Activities | | (3,512) |
| | | |
| Net Increase (Decrease) in Cash | | 47,333 |
| | | |
| Cash, Beginning of Year | | 56,648 |
| | | |
| Cash, End of Year | | $ 103,981 |
| | | |
| Supplemental Disclosures: | | |
| | | |
| Cash paid during the period for: | | |
| | | |
| Interest | | $ 1,142 |
| | | |
| Taxes | | $ 970 |

The accompanying notes are an integral part of these financial statements.

**GARY B. FRIEND**

# HIGHLANDER CAPITAL GROUP, INC.
Notes to Financial Statements
December 31, 2003

1.  Organization and Significant Accounting Principles

    Organization

    Highlander Capital Group, Inc, (the "Company"), formerly FIA Capital Group, Inc., is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is 50% owned by ABSCO Ltd. Corp. ("ABSCO"), 37 1/2% owned by its president both directly and through an LLC and 12 1/2% owned by another unrelated individual. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry customer accounts and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(ii) of such rule.

    Nature of Operations

    The Company has offices in Parsippany, New Jersey. The two primary sources of income are proprietary trading on the Company's behalf, and commissions earned from retail trading. Management believes that the Company does not have any concentrations of individual securities or reliance on individual retail customers where a loss in value or business would have a material impact on the financial condition of the Company.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the US, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Securities Owned

    Securities owned and securities sold but not yet purchased, are stated at market value and are recorded on a trade date basis. Unrealized gains and losses are included in trading income.

    Commissions

    Commission revenues and expenses are recorded when earned on a trade date basis.

# HIGHLANDER CAPITAL GROUP, INC.
Notes to Financial Statements - Continued
December 31, 2003

1. ## Organization and Significant Accounting Principles - Continued

   ### Depreciation

   Depreciation of furniture and equipment is provided based on the estimated 5-7 year useful lives of the assets using the MACRS method.

2. ## Income Taxes

   The Company has $ 86,000 of federal and $ 1,398,000 of state net operating losses available to reduce future federal and state income taxes.

   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

3. ## Long Term Debt

   Long term debt at December 31, 2003 consists of a 7% five year vehicle loan payable in 60 equal monthly installments of $ 365 including interest maturing in September 2006 and secured by the vehicle.

4. ## Clearance Agreement

   The Company has a clearance agreement (the "Agreement") with Pershing LLC a Subsidiary of The Bank of New York ("Pershing") dated January 28, 1991. Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, Pershing clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default.

   Receivable from the clearing broker includes amounts due on proprietary unsettled cash and margin transactions and commissions earned.

5. ## Net Capital Requirement

   The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that net capital, as defined, shall be the greater of $ 100,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 46.27 % and its net capital was $ 266,352, which is $ 166,352 in excess of its minimum net capital requirement of $ 100,000.

**GARY B. FRIEND**

6.  Retirement Plan

The Company maintains a qualified 401K employee savings and retirement plan covering all employees aged 21 with one year and 1,000 hours of service. Participants may elect to defer 2-15% of their annual compensation and the company matches 50% of elective deferrals. For the year ended December 31, 2003 the Company's retirement plan expense totaled $ 19,631.

7.  Related Party Transactions

The Company reimburses ABSCO for certain operating expenses paid by ABSCO on its behalf. Including rent, approximately $ 92,400 was paid to ABSCO during 2003.

8.  Commitments

The Company currently leases office space from ABSCO under a month-to-month lease at $ 6,700 per month. The Aggregate amount payable by the Company under the operating lease is $ 80,400 for 2003.

9.  Off-Balance Sheet Risk and Concentration of Credit Risk

As an introducing broker, the Company enters into various debt and equity transactions. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. Pursuant to its agreement with Pershing, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company records securities transactions on a trade date basis and also executes, settles and finances certain equity transactions as principal, which exposes it to off-balance sheet risk of loss on unsettled securities transactions in the event counter parties are unable to fulfill contractual obligations.

The Company may also be exposed to a risk of loss not reflected on the accompanying statements of financial condition of securities sold, but not yet purchased, should the value of such securities increase.

**GARY B. FRIEND**

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | Highlander Capital Group, Inc. | as of Dec. 31, 2003 |
|---|---|---|

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | $ 348,022 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | 19 ( | 3490 |
| 3. | Total ownership equity qualified for Net Capital | 348,022 | 3500 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | $ 348,022 | 3530 |
| 6. | Deductions and/or charges: | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) ...17$ 78,217 [3540] | | |
| | B. Secured demand note delinquency [3590] | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges [3600] | | |
| | D. Other deductions and/or charges [3610] | ( 78,217 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | 3630 |
| 8. | Net capital before haircuts on securities positions | 20$ 269,805 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| | A. Contractual securities commitments ...............$ [3660] | | |
| | B. Subordinated securities borrowings [3670] | | |
| | C. Trading and investment securities: | | |
| |    1. Exempted securities ...16 [3735] | | |
| |    2. Debt securities 1,931 [3733] | | |
| |    3. Options [3730] | | |
| |    4. Other securities 1,522 [3734] | | |
| | D. Undue Concentration [3650] | | |
| | E. Other (List) [3736] | ( 3,453 ) | 3740 |
| 10. | Net Capital | $ 266,352 | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER   Highlander Capital Group, Inc.                    as of Dec. 31, 2003

## COMPUTATION OF NET CAPITAL REQUIREMENT

### Part A

| | | |
|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) ............................................................... $ | 8,216 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ......................................... $ | 100,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) ........................................................... $ | 100,000 | 3760 |
| 14. Excess net capital (line 10 less 13) ................................................................................ $ | 166,352 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) ...............................₂₂ $ | 254,029 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition ....................................... $ | | 123,234 | 3790 |
| 17. Add: | | | |
| A. Drafts for immediate credit .........................................................₂₁ $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited .......................................................... $ | 3810 | | |
| C. Other unrecorded amounts (List) ..............................................$ | 3820 | $ | 3830 |
| 18. Total aggregate indebtedness ............................................................................... $ | | 123,234 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) ................. % | | 46.27 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) ...... % | | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | |
|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits ......... $ | N/A | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ...............................................................₂₃ $ | N/A | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) ........................................................ $ | N/A | 3760 |
| 24. Excess capital (line 10 less 23) ...................................................................................... $ | N/A | 3910 |
| 25. Net capital in excess of the greater of: | | |
| A. 5% of combined aggregate debit items or $120,000 ............................................... $ | N/A | 3920 |

## NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

**HIGHLANDER CAPITAL GROUP, INC.**
Schedule of Nonallowable Assets
December 31, 2003

## DESCRIPTION

| | |
|---|---|
| Furniture and Equipment Net of<br>  Accumulated Depreciation | $ 42,501 |
| Clearance Deposit Restrictions | 5,000 |
| Non Marketable Securities | 18,900 |
| Prepaid NASD Fees | 11,065 |
| Other | 751 |
| Total | $ 78,217 |

The accompanying notes are an integral part of these financial statements.

**GARY B. FRIEND**

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER  Highlander Capital Group, Inc. | as of Dec. 31, 2003 |
|---|---|

### EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ............................................................................................ | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ................................................ | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Pershing LLC subsidiary of The Bank of New York | 4335 | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ................................................................ | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual (See below for code ) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| 31 | 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 32 | 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 33 | 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 34 | 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 35 | 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |

Total $ 36 | 4699 |

OMIT PENNIES

Instructions:  Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed.  The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

**WITHDRAWAL CODE:**  **DESCRIPTIONS**
1. Equity Capital
2. Subordinated Liabilities
3. Accruals

There are no material differences between the amounts reported in Schedules I and II and the corresponding amounts reported in the Company's unaudited December 31, 2003 Form X-17a-5 Part IIA amended filing on January 22, 2004.

**GARY B. FRIEND**

To the Board of Directors and Stockholders of
Highlander Capital Group, Inc.

In planning and performing my audit of the financial statements of Highlander Capital Group, Inc. (the "Company") for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company, (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my consideration of the internal control, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 19, 2004

**GARY B. FRIEND**